                                                                    Exhibit 99.2

Stamps.com Awarded Historic U.S. Postal Service Regulatory Approval for National Rollout

Small Businesses and Home Offices Across America Will Easily Print Postage on Demand, Using Their Existing Printers, PCs and Internet Connections

SANTA MONICA, Calif., Aug. 9 /PRNewswire/ -- Stamps.com today announced U.S. Postal Service approval for its easy, convenient and cost-effective Internet-based postage service. Implementing the first new form of U.S. postage since the advent of the postage meter 80 years ago, Stamps.com's service is a historic change in the way small businesses, home offices and consumers can buy and apply postage. Using just an ordinary laser or inkjet printer, a trip to the post office can be replaced by a click of a mouse. Stamps.com will begin converting its current beta test users to commercial service and expects to rollout Internet Postage nationally over the coming months. Stamps.com was one of only two companies approved today; the other was E-Stamp Corp. of San Mateo, CA.

Stamps.com is the first solution ever to print postage without specialized hardware. The approval announced today follows a year of rigorous market testing mandated by the U.S. Postal Service and validates that the Stamps.com service, which allows for a free software download over the Internet, has met the stringent security requirements of the U.S. Postal Service.

Customers will be up and running with Stamps.com in just three simple steps: download, register and print. Stamps.com's service is designed to integrate seamlessly with existing address books, word processors and other applications, including Microsoft Word and Outlook(TM), so that customers can print postage directly from the software applications they currently use.

``I use my PC for all my correspondence, for keeping records of all my contacts and for bookkeeping,'' said Stamps.com user Wellington Wilson of The Wellington E-Group. ``With Internet Postage, sending mail finally seems to fit with the rest of the way I do business. It's no longer the chore it was before.''

Traditional mail still serves an important role in growing and maintaining a business and the Stamps.com service boosts productivity while providing customers with access to postage 24 hours a day, seven days a week.

Stamps.com is a cost-effective, convenient way to handle administrative tasks, allowing users the ability to print the right amount of postage for First Class Mail, Priority Mail and Express Mail, and affording users the benefit of automatic online address correction. The rapidly growing small office and home office (SOHO) market, a primary target for Stamps.com, is more than 40 million strong and has embraced the Internet as a necessary part of daily business activity. The SOHO market makes up a substantial portion of the $44 billion stamp and postage meter marketplace, but these businesses are the most neglected when it comes to postage convenience. As a result of the single-purpose, costly nature of traditional metering devices, there are only 1.7 million postage meters in use in the United States today. With the advent of postage services delivered over the Internet, millions of customers will enjoy increased postage functionality and access at fees that are a fraction of traditional metering costs.

``The digital revolution will change the postage industry forever. By using the Internet to deliver postage, we have transformed a centuries-old product requiring proprietary machines into a simple service, available 24 hours a day from any PC,'' said Stamps.com CEO John Payne. ``Our customers find Stamps.com Internet Postage fast, easy and cost-effective.''

Having received regulatory approval, Stamps.com plans to make its Internet-based postage service available nationally over the coming months, leveraging a wide range of premier partnerships with online services including America Online and Quicken.com; leading office supply companies such as Office Depot, Avery Dennison and Westvaco; as well as software publishers such as MySoftware. The strength of these partnerships will provide Stamps.com access to the millions of small businesses and home offices constantly looking to the Internet as a means for improving the way they do business.

``The U.S. Postal Service approval is a huge opportunity for Stamps.com to take postage into the 21st century,'' said Payne. ``Stamps.com is a company for the Internet age, bringing the best of new technology straight to market for the benefit of consumers.''

Under the auspices of the U.S. Postal Service's Information Based Indicia Program (IBIP), Stamps.com has been given authorization for national distribution after 12 months of field-testing and evaluation with 1,500 customers in California, Washington, D.C. and Hawaii. For more details about the IBI Program, see the U.S. Postal Service Web site at www.usps.com/ibip.
                                                     -----------------

For more details on Internet Postage and to sign up, go to www.stamps.com.
                                                           --------------

About Stamps.com

Stamps.com (Nasdaq: STMP - news), founded in 1996, makes it easy for businesses
                    ----   ----
and consumers to buy and print postage from their computers. The first and only Internet-based postage solution approved for commercial release, Stamps.com's Internet Postage(TM) requires no additional hardware for users. The service is approved by the U.S. Postal Service under its Information Based Indicia Program
(IBIP). Stamps.com partners include America Online, Inc. (AOL), Concentric Network Corp, Avery Dennison, MySoftware, Office Depot, Quicken.com, Westvaco, and other leading office supply and technology companies.

Stamps.com and the Stamps.com logo are trademarks of Stamps.com Inc.

``Safe Harbor'' Statement under the Private Securities Litigation Reform Act of 1995: This release may contain forward-looking statements that involve risks and uncertainties. Important factors, which could cause actual results to differ materially from those in the forward-looking statements are detailed in filings with the Securities and Exchange Commission, made from time to time by Stamps.com, including its Form 10-Q for the quarter ended June 30, 1999, and Stamps.com's prospectus, related to its initial public offering, that was filed with the SEC on June 25, 1999.